SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: December 6, 2010

Press Release

Editor’s Note:  An image of OTI’s new mobile payment solution is available online at http://www.otiglobal.com/Form_Factors
For Immediate Release

OTI Introduces Easy to Implement Contactless Mobile Payment Product and
 Near Field Communication Functionality on Wide Range of Current Handsets

- OTI is Already in Advanced Discussions with Several Mobile Operators

- The Product Represents a Power Shift in the Industry, Providing Mobile Operators and Financial Issuers Flexibility and Quick Time-to-Market Solution

ISELIN, N.J., December 6, 2010 - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID Systems and other applications, is introducing  a new mobile payment system which enables existing mobile phones to support Near Field Communication (NFC) functionality and contactless payments. OTI is already in advanced discussions with several mobile operators.

OTI’s COPNI™ (Contactless Payment and NFC Insert) brings innovation, creativity and unique know-how to this market with a true post-market mobile payment solution for mobile operators, banks, merchants and subscribers. COPNI is an add-on to mobile phones’ SIM cards with a flexible antenna and is based on OTI’s intellectual property and patents. The mobile payment system is independent of the handset type and model, and enables users to have one device that is both a mobile phone and a mobile wallet.  It is compatible with carriers’ current infrastructure.

Mobile phones equipped with COPNI can be used in a broad range of payment applications simply by tapping the phone near a contactless reader.  Payments are automatically confirmed and deducted from consumers’ bank accounts, credit cards or pre-paid accounts.

The system will be shown at the international CARTES & IDentification 2010 conference (booth #4 L 092) being held in Paris from Dec. 7-9.

“OTI’s new mobile payment system will allow consumers to easily add NFC functionality to their current mobile phone,” said Oded Bashan, chairman and CEO, OTI.  “Our patented technology provides mobile operators and financial institutions/issuers with a quick-to-market NFC solution using the existing infrastructure. It offers them a way to get into the mobile payment market while expanding their customer base and generating increased revenues.”

COPNI supports existing contactless payment applications from major card associations, mass transit ticketing (with MIFARE support) as well as loyalty programs and other proprietary programs.  Potential applications include:

•	Mass transit ticketing - instead of presenting cash or swiping a card at the turnstile, consumers just tap their phone near a contactless reader to proceed through the turnstile

•
Information retrieval – gives consumers the ability to view the current balance of their mobile wallet, and also allows their mobile handsets to receive and instantly download information from their surroundings (retail store, museum, etc.)

•	E-coupons - coupons downloaded to their wireless phone can be redeemed in retail stores at checkout

# # #

About OTI

Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our products, goals, beliefs, future growth strategies, objectives, plans, current expectation. For example, we are using forward looking statements when we discuss our new mobile payment system [COPNI],  the shift in the industry we expect to happen as a result of the COPNI’s introduction,   the benefits COPNI provides to consumers, mobile operators and financial institutes/issuers and its  potential applications. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com	Media Relations: Herman Chin/Christa Conte Feintuch Communications 212-808-4942/212-808-4902 oti@feintuchpr.com